EXHIBIT 6.36

                              CONSULTING AGREEMENT

This Consulting Agreement (this "Agreement") is made as of this 19th day of November 1999, by and between Total Film Group (the "Company") and JBRG Consultants.

NOW, THEREFORE, for good and valuable consideration the receipt of which is hereby acknowledge, the parties hereto agree as follows:

1. Engagement. The Company hereby engages JBRG Consultants as an independent contractor and consultant to provide financial services to the Company, and JBRG Consultants has agreed to provide these services to the Company, subject to the terms and conditions described in this Agreement JBRG Consultants is not a broker dealer as defined under federal or state law and will not provide any services requiring registration as such.

2. Term. The term of this Agreement shall commence on 19th November 1999 and run until terminated at the discretion of either party to this agreement. The Agreement may be terminated by the Company immediately upon notice in the case of the commission of and act of actual fraud by JBRG Consultants in the course of its activities hereunder or the declaration of bankruptcy by JBRG Consultants. JBRG Consultants may terminate the Agreement immediately upon notice in the case of commission of an act of actual fraud by the Company or the declaration of bankruptcy by the Company. Termination of this Agreement shall not terminate any obligations that the parties may have under the Warrant (as defined below).

3. Services. The services (the "Services") to be provided by JBRG Consultants shall consist of an equity financing to be provided by J.L. DeVore & Associates, Inc. and JBRG Consultants and it's investors.

4. Costs. The Company will be responsible for all of its costs and expenses in regards to this transaction and JBRG Consultants shall submit costs incurred to the Company for pre-approval prior to the incursion of such costs on behalf of the Company.

5. Compensation for Services. The Company will pay JBRG Consultants a fee in warrants and cash. Simultaneously with the funding of this Agreement, in whole or in part, the Company will grant, execute and deliver to JBRG Consultants the Warrant in the proper form as written by Counsel for the Company and approved by JBRG Consultants. The cash fee shall be 10% of the amount of the funds provided (subject to final terms and conditions of the financing). The warrant fee shall also be 10% of the amount of the funds provided (subject to final terms and conditions of the financing) and be issued at an exercise price of $4.125 per warrant, good for three years from the execution of this agreement. The warrants shall be considered as compensation for services and will have priority registration tights and/or piggyback registration rights as normally attach to compensation warrants.

6. Additional Obligations of the Company. The Company agrees that, in connection with this agreement, it will indemnify JBRG Consultants from all claims, liability, costs or other expenses incurred (including reasonable attorneys' fees) by JBRG Consultants as a result of any inaccurate or misleading information concerning the Company provided by the Company or any of its officers or directors to JBRG Consultants or as a result of any breach by the Company of any of the terms and conditions of this Agreement or commission of acts illegal under securities laws by the Company or its officers or directors.

7. Independent Contractor. JBRG Consultants is an independent contractor responsible for compensation of its agents, employees and representatives, as well as all applicable withholdings and taxes (including unemployment compensation) and all workers compensation insurance.

8. Assignment. The rights and obligations of each party to this agreement may not be assigned without the prior written consent of the other party.

9. Entire Agreement. This Agreement, together with the Warrant (provided and prepared by the Company), contains the entire agreement of the Company and JBRG Consultants and supersedes any prior agreements between them. This Agreement may not be modified or extended except in writing signed by both parties.

10. California Law. This agreement shall be governed by and constructed in accordance with California law.

11. Arbitration and Waiver of Jury Trial. Any dispute based upon or arising out of this letter agreement shall be subject to binding arbitration to be held in Los Angeles County, California before a retired California Superior Court judge. Judgment on the arbitrator's award shall be final and binding, and may be entered in any competent court. As a practical matter, by agreeing to arbitrate all parties are waiving jury trail.

12. Attorneys' Fees. The prevailing party in any arbitration or litigation arising out of or relating to this letter agreement shall be entitled to recover all attorneys' fees and all costs (whether or not such costs arc recoverable pursuant to the California Code or Civil Procedure) as may be incurred in connection with either obtaining or collecting any judgment and/or arbitration award, in addition to any other relief to which that party may be entitled.

13. Counterparts. This agreement may be executed in counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute on and the same Agreement.

14. Due Authority. By signing below, the signatories warrant that they have the authority to execute this Agreement on behalf of the party indicated and all actions necessary to authorize the execution of this Agreement have been taken.

15. Not Exclusive. This agreement and the Other Agreements arc not exclusive. JBRG Consultants may engage in activities of the type contemplated hereunder with other firms and Company may engage in activities of the type contemplated hereunder with other financial firms.

16. Notices. All notices or other communications required hereunder shall be in writing and addressed as follows.

If to Jacques L. DeVore or Stan Berk:            If to Company:

         J.L. DeVore & Associates, Inc.          __________________________
         429 Santa Monica Blvd., Suite 510       __________________________
         Santa Monica, CA 90401                  __________________________
                                                 Attention:________________

Either party may change the address for notifications and other communications by notifying the other party in writing.

17. No Agency. Nothing herein shall cause JBRG Consultants or the Company to be an agent, partner, joint venture or affiliate of the other.

18. Beneficiaries. Except as expressly provided for herein, no parties or persons except the signatories and their affiliates, successors or assigns, are beneficiaries of this Agreement.

19. Construction. If any provision of this Agreement shall be deemed void, invalid or unenforceable for any reason, the remainder of the Agreement shall remain valid and enforceable and the provision declared invalid or unenforceable shall remain valid and enforceable to the extent allowed by law and shall be enforced in accordance with the intent of the parties, as expressed in this Agreement, to the fullest extent allowed.

By execution below, the parties hereby enter this Agreement as of the date set forth above

                             AGREED TO AND ACCEPTED:

JBRG Consultants                       Total Film Group

By /s/ Jacques L. DeVore               By (signature): /s/ Gerald Green
                                       Printed Name: Gerald Green
By: /s/ Stan Berk                      Title: President